SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CELULAR CRT PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 03.010.016/0001-73
Common shares ISIN code BRCRTPACNOR3
Preferred shares ISIN code BRCRTPACNPA6

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.144/0001-93
Common shares ISIN code BRTLCPACNOR6
Preferred shares ISIN code BRTLCPACNPR3

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.129/0001-45
Common shares ISIN code BRTSEPACNOR7
Preferred shares ISIN code BRTSEPACNPR4

BES INVESTIMENTO DO BRASIL S.A. - BANCO DE INVESTIMENTO
Intermediary Institution
on account and behalf of

BRASILCEL N.V.
Offeror

In regard to the Edital of Tender Offer to acquire shares issued by Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Sudeste Celular Participações S.A. (" Edital "), published on Setember 1 st , 2004, the Offeror and the Intermediary Institution clarify that:

1.  the item 2.5 of the Edital shall have the following wording: "The sales order, registered under the terms of item 2.4 , shall indicate the respective sale price of the Shares. The acceptance (or not) of the VTOs shall occur in the respective Auction, through the broker to which the shareholders has qualified"; and

2.  for the purposes of item 9.2 of the Edital , the nominative list of shareholders shall not be available at the world wide web. Said list might be obtained in hard copy or electronic version, through a justification and receipt, at the head offices mentioned in item 9.3 of the Edital .

BRASILCEL N.V.
OFFEROR

BES INVESTIMENTO DO BRASIL S.A. - BANCO DE INVESTIMENTO
INTERMEDIARY INSTITUTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.